UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-39164

INDONESIA ENERGY CORPORATION LIMITED

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

Overview

On January 21, 2022 (the “Initial Closing Date”), Indonesia Energy Corporation Limited, a Cayman Islands exempted company (the “Company”), closed an initial $5.0 million tranche (the “First Tranche”) of a total anticipated $7.0 million private placement with L1 Capital Global Opportunities Master Fund, Ltd. (the “Investor”) pursuant to the terms of Securities Purchase Agreement, dated January 21, 2022, between the Company and the Investor (the “Purchase Agreement”).

In connection with the closing of the First Tranche, the Company issued to the Investor (i) a 6% Original Issuance Discount Senior Convertible Note in a principal amount of up to $7,000,000.00 (as described further below, the “Note”) and (ii) a five year Ordinary Share Purchase Warrant (the “Initial Warrant”) to purchase up to 383,620 ordinary shares of the Company (the “Ordinary Shares”) at an exercise price of $6.00 per share, subject to adjustment as described below.

Within two (2) trading days of the declaration of effectiveness of the Registration Statement (as defined below), and subject to the satisfaction of certain conditions precedent, a second tranche of funding under the Note (the “Second Tranche”) shall be provided by the Investor in the principal amount of $2,000,000 (subject to potential reduction as described below). Such principal amount, if funded, will be added to the principal amount of the Note, and the Investor will be entitled to receive an additional Ordinary Share Purchase Warrant (carrying the same terms as the Initial Warrant) (the “Second Warrant” and collectively with the Initial Warrant, the “Warrants”) to purchase up to 153,450 Ordinary Shares, if the full amount of the Second Tranche is funded, at an exercise price of $6.00 per share, subject to adjustment as described below.

The amount of the Second Tranche, and the corresponding number of Ordinary Shares underlying the Second Warrant, is subject to reduction if the principal amount of the Note (after funding the Second Tranche) would be less than 25% of the then current market capitalization of the Company at that time.

EF Hutton, division of Benchmark Investment, LLC, acted as exclusive placement agent for the offering and received customary fees.

Terms of the Purchase Agreement

The terms of the Purchase Agreement contains customary representations and warranties, indemnification, and other covenants of the Company and the Investor, as well as the following material terms:

Registration Rights. No later than 30 business days from the Initial Closing Date, the Company shall prepare and file a Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) covering the resale of all of the Ordinary Shares underlying the Note and the Warrants. The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after filing thereof but in no event later than the date that is (i) 60 days following the Initial Closing Date if the Registration Statement is not subject to review by the SEC or (ii) 90 days following the Initial Closing Date if the Registration Statement is subject to review by the SEC. The Company has also granted the Investor certain “piggyback” registration rights with respect to the Ordinary Shares underlying the Note and the Warrants. The Company will pay all fees and expenses incident to such registrations, excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the shares being sold.

2

Future Financing Participation Right. Subject to certain exceptions, for a period of one (1) year from the Initial Closing Date, the Investor shall have the right to participate in up to thirty percent (30%) of future financings of the Company undertaken during that period.

Repayment on Future Financings. If the Company issues any debt, including any subordinated debt or convertible debt (other than the Note), then the Investor will have the option to cause the Company to immediately utilize 30% of the aggregate proceeds of such issuance to repay the Note. In addition, if the Company issues any equity interests for cash as part of a financing transaction (other than in connection with an “at the market” funding program), then the Investor will have the option to cause the Company to direct 30% of such proceeds from such issuance to repay the Note.

Leak Out. Subject to certain exceptions, and provided no Event of Default (as defined below) has occurred, the Investor shall uses its best efforts in any month not to offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, or pledge, encumber, assign, borrow or otherwise dispose of Ordinary Shares underlying the Note and the Warrants at less than $6.00 per share in an aggregate amount not to exceed the greater of (i) $750,000, or (ii) 40% of the average trading volume of the Ordinary Shares in the preceding month.

Prohibited Transactions. The Company shall not (without the prior written consent of the Investor): (i) enter into any financing transactions that qualify as “variable rate transactions” until thirty (30) days after such time as the Note has been repaid in full and/or has been fully converted into Ordinary Shares or (ii) utilize any “at the market” offering program in respect of its Ordinary Shares in the thirty (30) day period following any date that the Company has made payments under the Note in the form of Ordinary Shares.

No Repricing. The Company shall not, without the prior written consent of the Investor (i) authorize the amendment of any outstanding note, option, warrant, or other derivative security convertible, exercisable or exchangeable for Ordinary Shares to reduce the conversion, exercise or exchange price of any such security or (ii) grant a replacement note, option, warrant or other derivative security convertible, exercisable or exchangeable for Ordinary Shares for the purpose of reducing the conversion, exercise or exchange price of any such security being replaced.

Available Information. As long as the Investor owns the Notes, the Warrants or the Ordinary Shares underlying the Note and the Warrants, the Company (i) will timely file all reports required to be filed by the Company pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to such Investor and make publicly available in accordance with Rule 144(c) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) such information as is required for such Investor to sell its Company securities under Rule 144.

Share Reserve. The Company shall at all times keep authorized and reserved and available for issuance, free of preemptive rights, a number of Ordinary Shares equal to two times the Ordinary Shares underlying the Note (based on an assumed conversion at the Floor Price, as defined below) and the Warrants (the “Required Share Reserve”).

Termination. The Purchase Agreement shall be subject to termination: (i) if trading in securities generally in the United States has been suspended or limited for a consecutive period of greater than three (3) business days, or (ii) a banking moratorium has been declared by the United States or the New York State authorities and is continuing for a consecutive period of greater than three (3) business days or (iii) a change of control of the Company (as defined in the Purchase Agreement).

3

Terms of the Note

Seniority; Subsidiary Guarantee. The obligations of the Company under the Note shall rank senior to all other existing indebtedness and equity of the Company. The Note is unsecured, but the Company’s payment obligations under the Note have been guaranteed by WJ Energy Group Limited, the Company’s wholly-owned subsidiary, pursuant to a subsidiary guarantee in favor of the Investor (the “Subsidiary Guarantee”).

Original Issuance Discount; Second Tranche Closing. The Note carries a 6.0% original issue discount, resulting in proceeds before expenses to the Company for the First Tranche of approximately $4,700,000. If the full amount of the Second Tranche is funded, after taking into consideration the 6.0% original issue discount, the proceeds before expenses to the Company from the Second Tranche would be approximately $1,880,000. Among other conditions precedent to the Second Tranche, the Investor shall not be obligated to fund the Second Tranche if the Registration Statement is not declared effective by the SEC within 120 days from the Initial Closing Date. As described above, the amount of the Second Tranche is subject to reduction (and could be no amount) based on the then market capitalization of the Company.

Maturity; Voluntary Conversion. The Note has an 18-month maturity and a fixed conversion price of $6.00 per Ordinary Share for voluntary conversions of the Note, subject to “full ratchet” price based anti-dilution adjustments for future issuances of Ordinary Shares by the Company (subject to certain exceptions) and customary share-based adjustments for stock splits and the like.

Monthly Installment Payments. Beginning 120 days after the Initial Closing Date, the Company is required to commence monthly installment payments of the Note through maturity (or 14 payments) (“Monthly Payments”), which Monthly Payments may be made, at the Company’s election, in cash or Ordinary Shares (or a combination of cash and Ordinary Shares), with such Ordinary Shares being issued at a valuation equal to the lesser of: (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the Ordinary Shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date (the “Market Price”), with a floor price of $1.20 per share (which floor price may be waived by the Company, but not the Investor, under certain circumstances) (the “Floor Price”). The Company shall not be permitted to make Monthly Payments under the Note in Ordinary Shares if certain equity conditions are not met, including (i) an Event of Default (as defined below) has not occurred; (ii) the Ordinary Shares shall be registered pursuant to an effective Registration Statement; (iii) no change of control of the Company has been announced; (iv) the Ordinary Shares are then listed on a national stock exchange and (iv) the average daily trading volume for the Ordinary Shares on the principal trading market for the Ordinary Shares for the 10 consecutive trading days prior to the applicable payment date exceeds 50% of the amount of Ordinary Shares that is proposed to be paid by the Company in respect of such Monthly Payment. If the market price of the Ordinary Shares decreases in the 10 days following a Monthly Payment made in Ordinary Shares, the Investor will be entitled to receive an amount in additional Ordinary Shares or in cash based on a formula to account for the decrease in the share price. The Investor has the right, at its sole option, to defer or accelerate up to four (4) Monthly Payments or any portion of a Monthly Payment.

Prepayment; Change of Control Payment. Subject to certain conditions precedent, the Note may be prepaid by the Company at any time with a prepayment premium equal to ten percent (10%) of the principal amount of the Note. In addition, if the Company enters into a definitive agreement with respect to a change of control of the Company, the Investor shall have the right to require the Company to prepay the Note with a five percent (5%) payment premium.

4

Events of Default. The Note is subject to customary events of default (each, an “Event of Default”), including, without limitation: (i) payment defaults; (ii) default in the performance by the Company of its obligations, or breach by the Company of its representations and warranties, under the Purchase Agreement, the Note or the Warrant; (iii) failure by the Company to maintain the Required Share Reserve; (iv) default by the Company under other indebtedness in excess of $500,000; (v) bankruptucy, liquidation and similar matters of or concerning the Company or its subsidiaries; (vi) delisting of the Ordinary Shares from a national exchange; (vii) consummation by the Company of a “going private” transaction; (viii) the conviction of certain key Company executives of a felony or the ability of such key executives to devote the full time to the Company for 120 days; and (ix) the occurrence of a material adverse effect in respect of the Company which would reasonably be considered to substantially impair the ability of the Company to satisfy its obligations in the Purchase Agreement, the Note or the Warrants.

Upon an Event of Default, in additional to other customary remedies, the Investor shall have the right to convert the Note into Ordinary Shares at 80% of the then Market Price.

Covenants. The Note contains certain affirmative and negative covenants, including that the Company shall maintain a cash balance of at least $1.0 million.

Terms of the Warrants

Pursuant to the Purchase Agreement, on the Initial Closing Date, the Investor was issued the Initial Warrant to purchase up to 383,620 Ordinary Shares, exercisable at $6.00 per share for 5 years from the Initial Closing Date. If the full amount of the Second Tranche is funded, the Investor would be issued the Second Warrant to purchase up to 153,450 Ordinary Shares on the same terms as the Initial Warrant. The exercise price of the Warrants is subject to “full ratchet” price-based anti-dilution adjustments for future issuances of Ordinary Shares by the Company (subject to certain exceptions) and customary share-based adjustments for stock splits and the like. The Warrants are exercisable via “cashless” exercise if there is not an effective registration statement covering resale of the Ordinary Share under the Warrants.

The foregoing description of the Purchase Agreement, Note, the Warrants and Subsidiary Guaranty are a summary only and does not purport to be complete and, is qualified in its entirety by reference to the full text of such documents, the forms of which is attached hereto as Exhibit 10.1, 10.2, 10.3 and 10.4, respectively, and incorporated herein by reference.

The Note and Warrants described above were offered and sold in reliance upon an exemption from registration pursuant to Section 4(a)(2) and/or Regulation D of the Securities Act of 1933, as amended.

Amendments to Employment Agreements

On January 21, 2022, the Company entered into a Second Amendment to Employment Agreement (the “Ingriselli Second Amendment”) with Frank Ingriselli, the Company’s President. The effective date of the Ingriselli Second Amendment is January 1, 2022. The Ingriselli Second Amendment amends that certain Employment Agreement between the Company and Mr. Ingriselli, effective February 1, 2019, as amended by that certain First Amendment to Employment Agreement, effective as of February 1, 2020 (the “Ingriselli Agreement”).

Pursuant to the Ingriselli Second Amendment: (i) the term of the Ingriselli Agreement was extended to December 31, 2023, unless terminated earlier pursuant to the terms of the Ingriselli Agreement; and (ii) Mr. Ingriselli was granted an award of 60,000 Ordinary Shares, with 30,000 shares vesting on July 1, 2022 and 30,000 vesting on January 1, 2023, with a lock-up period of 180 days from each vesting date.

5

On January 21, 2022, the Company entered into a Second Amendment to Employment Agreement (the “Overholtzer Second Amendment”) with Gregory Overholtzer, the Company’s Chief Financial Officer. The effective date of the Overholtzer Second Amendment is January 1, 2022. The Overholtzer Second Amendment amends that certain Employment Agreement between the Company and Mr. Overholtzer, effective February 1, 2019, as amended by that certain First Amendment to Employment Agreement, effective as of February 1, 2020 (the “Overholtzer Agreement”).

Pursuant to the Overholtzer Second Amendment, the term of the Overholtzer Agreement was extended to December 31, 2023, unless terminated earlier pursuant to the terms of the Overholtzer Agreement.

No further changes were made to either the Ingriselli Agreement or the Overholtzer Agreement.

The foregoing description of the Ingriselli Second Amendment and the Overholtzer Second Amendment is a summary only and does not purport to be complete and, is qualified in its entirety by reference to the full text of such documents, the forms of which is attached hereto as Exhibit 10.5 and 10.6, respectively, and incorporated herein by reference.

Press Release

On January 24, 2021, the Company issued a press release announcing the entry into the Purchase Agreement and related matters. Such press release is being furnished as Exhibit 99.1 hereto, and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any filing of the Company under the Securities Act, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Form 6-K in such filing.

Corporate Governance and Shareholder Approval of Transaction

Although the Company is a “foreign private issuer”, the Company’s corporate governance practices generally do not differ from those followed by domestic companies listed on the NYSE American, other than as disclosed below or in the Company’s previously filed or future Forms 20-F.

Section 713(a) of the NYSE American Company Guide (the “Company Guide”) generally provides that a domestic issuer listed on the NYSE American is required to obtain shareholder approval in accordance with Section 705 of the Company Guide as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction (such as the transactions contemplated by the Purchase Agreement, the Note and the Warrant) involving the sale, issuance, or potential issuance by the issuer of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding common shares for less than the greater of book or market value of the shares (the “20% Rule”).

Notwithstanding this general requirement, Section 110 of the Company Guide permits foreign private issuers to follow their home country practice rather than the shareholder approval requirements of the 20% Rule. The laws of the Cayman Islands (the Company’s domicile of incorporation) do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities in contravention of the 20% Rule. Following the requirements of the Company Guide, the Company has elected to follow the Company’s home country rules with respect to such issuances and will not be required to seek shareholder approval of the transactions contemplated by the Purchase Agreement, the Note and the Warrants or similar financings in the future.

Exhibits

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated January 21, 2022, between the Company and the Investor.
10.2	Senior Convertible Note issued to the Investor, dated January 21, 2022.
10.3	Form of Ordinary Share Purchase Warrant issued to the Investor.
10.4	Guaranty, dated January 21, 2022, by WJ Energy Group Limited favor of the Investor.
10.5	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Frank Ingriselli.
10.6	Second Amendment to Employment Agreement, dated January 21, 2022, between the Company and Gregory Overholtzer.
99.1	Press Release of the Company, dated January 24, 2022.

6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indonesia Energy Corporation Limited

Dated: January 25, 2022	By:	/s/ Dr. Wirawan Jusuf
	Name:	Dr. Wirawan Jusuf
	Title:	Chairman & Chief Executive Officer

7